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                         UNIVERSAL DETECTION TECHNOLOGY
                         9595 WILSHIRE BLVD., SUITE 700
                             BEVERLY HILLS, CA 90212
                                TEL: 310-248-3655
                                FAX: 310-273-2662

                                 August 20, 2008

FILED AS CORRESPONDENCE VIA EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Mail Stop 6010
Attn:  Mr. Kevin L. Vaughn
       Mr. David Burton

         RE:      UNIVERSAL DETECTION TECHNOLOGY
                  FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007 FILED APRIL 14, 2008
                  FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2008 FILED MAY 20, 2008
                  FILE NO. 1-09327

Dear Mr. Vaughn and Mr. Burton:

         On July 19, 2008, we submitted a letter to the Securities and Exchange Commission (the "SEC") and Universal Detection Technology's (the "Company") Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2007 (the "Amended Annual Report") and Amendment No. 2 to Form 10-Q for the quarter ended March 31, 2008 (the "Amended Quarterly Report"). The Amended Annual Report and the Amended Quarterly Report contain revisions that were made in response to the comments received from the staff ("Staff") of the SEC on May 6, 2008. In connection with responding to Staff comments the Company failed to provide a written acknowledgment as requested by the Staff in the May 6, 2008 letter. Accordingly, please find attached the Company Certification and Acknowledgment as requested in your May 6, 2008 letter.

         We hope that the acknowledgment attached to this letter satisfactorily addresses the comments and requests by the Staff. Should you have any further questions regarding the above, please contact the undersigned at 310-248-3655 or by fax at 310-273-2662.

                                        Very truly yours,

                                        UNIVERSAL DETECTION TECHNOLOGY


                                        By:      /S/ MR. JACQUES TIZABI
                                            ------------------------------------
                                               Jacques Tizabi
                                               Chief Executive Officer


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Securities and Exchange Commission
Re:  Universal Detection Technology
August 20, 2008
Page 2



                    COMPANY CERTIFICATION AND ACKNOWLEDGMENT

     On behalf of Universal Detection Technology (the "Company), I, Jacques Tizabi, certify and acknowledge as follows in connection with responding to the Staff's comment letter dated May 6, 2008:

1. I am the duly appointed Chief Executive Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2. the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

3. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

4. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.



/s/ Jacques Tizabi
--------------------------------
Jacques Tizabi
Chief Executive Officer
Universal Detection Technology

Phone: (310) 248-3655
Fax: (310) 273-2662
Email: INFO@UDETECTION.COM